Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES TENDER OFFER FOR 9.50% NOTES DUE 2016

MONTERREY, MEXICO, SEPTEMBER 25, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase any and all of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC. The Tender Offer is being made pursuant to an offer to purchase and a related letter of transmittal, each dated as of September 25, 2013. The following table summarizes the material pricing terms for the Tender Offer:

Title of Security	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Early Tender Date	Base Consideration	Early Tender Payment	Total Consideration
9.50% Senior Secured Notes due 2016	12516UAA3 / US12516UAA34 U12763AA3 / USU12763AA37	U.S.$825,000,000	5:00 p.m., New York City time, on October 8, 2013	U.S.$1,032.50*	U.S.$30*	U.S.$1,062.50*

* Per U.S.$1,000 principal amount of 2016 Notes accepted for purchase.

Holders of 2016 Notes that are validly tendered at or prior to 5:00 p.m., New York City time, on October 8, 2013 (the “Early Tender Date”) and whose 2016 Notes are accepted for purchase will be entitled to receive the Total Consideration, which includes an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of 2016 Notes (the “Early Tender Payment”). Holders who tender 2016 Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”) and whose 2016 Notes are accepted for purchase will be entitled to receive only the Base Consideration per U.S.$1,000 principal amount of 2016 Notes, which amount is equal to the Total Consideration less the Early Tender Payment. Holders who validly tender their 2016 Notes in the Tender Offer and whose 2016 Notes are accepted for purchase will also receive accrued and unpaid interest on the 2016 Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. 2016 Notes that have been validly tendered cannot be withdrawn, except, in each case, as may be required by applicable law.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on October 23, 2013 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the offer to purchase, including, among others, CEMEX having consummated the issuance of senior secured notes (the “New Notes”) in one or more international capital markets offerings and received net proceeds therefrom sufficient to fund the Tender Offer and to pay fees and expenses in connection therewith. If and when issued, the New Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other securities laws. The New Notes may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

CEMEX has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact BofA Merrill Lynch’s Liability Management Group at (888) 292-0070 (toll free) or (646) 855-3401 (collect); or Citigroup’s Liability Management Group at (800) 558-3745 (toll free) or (212) 723-6106 (collect). Holders can obtain additional copies of the offer to purchase and related material from the Information Agent and Tender Agent, D.F. King & Co., Inc., (800) 488-8035 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell or buy any securities of CEMEX in any transaction. The Tender Offer is being made pursuant to the offer to purchase and the related letter of transmittal, copies of which will be delivered to holders of the 2016 Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the offer to purchase and related letter of transmittal carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of 2016 Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the offer to purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the offer to purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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